UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)
FOR ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition period from to

Commission File Number:  033-78954

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS SCOTSMAN INTERNATIONAL, INC.  2005 EMPLOYEE STOCK PURCHASE PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and address of its principal office:

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
8211 Town Center Drive
Baltimore, Maryland 21236

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Report of Independent Registered Public Accounting Firm	3
Statement of Plan Assets as of December 31, 2006 and 2005	4
Statement of Changes in Plan Assets for the year ended December 31, 2006 and for the period from September 19, 2005 (date of inception) through December 31, 2005	5
Notes to Financial Statements	6
Signature	8
Exhibit Index	9
Exhibit 23 — Consent of Independent Registered Public Accounting Firm	10

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Williams Scotsman International, Inc.
2005 Employee Stock Purchase Plan

We have audited the accompanying statement of plan assets of Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in plan assets for the year ended December 31, 2006 and the period from September 19, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan assets of Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan at December 31, 2006 and 2005 and the changes in its plan assets for the year ended December 31, 2006 and the period from September 19, 2005 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 20, 2007

Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan
Statement of Plan Assets

	December 31
	2006	2005
Due from Williams Scotsman International, Inc.	$1,005	$1,598
Total plan assets	$1,005	$1,598

See accompanying notes.

Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan
Statement of Changes in Plan Assets

	Year Ended December 31,	For the period from September 19, 2005 (date of inception) through December 31,
	2006	2005
Contributions by participants	$366,910	$95,107

Purchases of Williams Scotsman International, Inc. common stock	(361,988)	(93,509)

Refunds to participants	(5,515)	—

Net change in plan assets	$(593)	$1,598

Plan assets at beginning of period	1,598	—

Plan assets at end of period	$1,005	$1,598

See accompanying notes.

Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2006

1.                                      Description of Plan

The following description of the Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan (the Plan) is intended to give a general summary of the Plan’s principal provisions.  Participants should refer to the Plan document for more complete information.

General

The Plan is an employee stock purchase plan designed to encourage ownership of shares in Williams Scotsman International, Inc. (the Company) by eligible employees of the Company and its subsidiaries.  The Plan was effective beginning with the initial public offering of Williams Scotsman International, Inc. common stock on September 19, 2005.  In connection with the establishment of the Plan, 1,000,000 shares of the Company’s common stock have been reserved for issuance.

Plan Administration

The Company (Plan Administrator) administers the Plan supervised by the Compensation Committee of the Board of Directors of the Company.  The Plan Administrator has appointed Allecon Stock Associates, LLC, an international employee benefits consulting firm, to assist in plan administration and record keeping.  The Plan Administrator has selected Deutsche Bank Alex. Brown, a securities broker in the United States, as the Plan broker to purchase shares on behalf of Plan participants.  Neither of these entities is related to the Plan Administrator as an affiliate or subsidiary.  The broker maintains custody of all stock purchased by participants and is responsible for delivery of shares of stock sold by the participants, except as otherwise directed by the participants.

Plan Benefits

Under the Plan, participants enrolled in the plan on the Enrollment Date will be given the right to contribute up to $10,000 to purchase the Company’s common stock on the Purchase Date, which is defined as the last business day of the Offer Period. However the number of shares that may be purchased during any offer period is limited to the number of shares determined by dividing $12,500 by the fair market value of a share of the Company’s common stock on the first day of the offer period.  This limit is adjusted ratably by the Plan Administrator for offer periods greater than or less than six months. The offer period generally lasts six months from the Enrollment Date. During 2006, the Plan had two offer periods.  The first offer period was from January 1, 2006 to June 30, 2006 and the second offer period was from July 1, 2006 to December 31, 2006.

All contributions used to purchase shares are accumulated by the Company through payroll deductions. The Company is not obligated to segregate these contributions. All funds are held by the Company on behalf of the participant.  Withdrawals from the participants account can be made at any time.  However, deposits may only be made by payroll deduction; therefore, previous withdrawals cannot be replaced for the purpose of purchasing shares.  All newly issued shares that are purchased through the Plan are owned by the participant.  Thus, no assets other than cash are held by the Plan.

Expenses of the Plan

Under the Plan agreement, the Company may pay all expenses incurred in the administration of the Plan, including custodial fees, but is not obligated to do so.  All expenses for the periods ended December 31, 2005 and 2006 were paid by the Company and are not reflected in the financial statements of the Plan.  If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions, and other costs incurred in such transactions.

Plan Termination

The Board of Directors of the Company may terminate the Plan at any time subject to certain limitations in the Plan.

Eligibility

Substantially all full-time employees of the Company, defined as employees whose customary employment is more than 20 hours per week and more than five months in any calendar year, are eligible to participate in the Plan for the Offer Period commencing with the Enrollment Date.

Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2006

2.               Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from these estimates.

Valuation of the Company’s Stock

Shares are purchased at 95.25% of the fair market value of the Company stock on the Purchase Date.    Fair market value is determined as the closing price of the Company’s common stock on the last trading day before the Purchase Date based on the NASDAQ National Market as reported in the Wall Street Journal or such other source as the plan administrator deems reliable.

2006 Offer Periods

At December 29, 2006, the last trading day prior to the end of the second offer period, the Company’s closing stock price was $19.62 per share.  Accordingly, the Plan, on behalf of its participants, purchased 9,709 shares of the Company’s common stock at $18.69 (95.25% of $19.62) with an effective date of December 31, 2006.  Delivery of such shares occurred on February 1, 2007.  Also, during June, 2006, the Plan, on behalf it its participants, purchased 8,738 shares of the Company’s common stock at $20.66 (95.25% of $21.69) with an effective date of June 30, 2006 related to the first offer period.

2005 Offer Period

At December 29, 2005, the last trading day prior to the end of the 2005 offer period, the Company’s closing stock price was $17.28 per share.  Accordingly, the Plan, on behalf of its participants, purchased 5,681 shares of the Company’s common stock at $16.46 (95.25% of $17.28) with an effective date of December 31, 2005.  Delivery of such shares occurred on February 1, 2006.

Interest

No interest shall accrue on the payroll deductions credited to the Participants account under the Plan.

3.                                      Income Tax Status

The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986 (the “Code”).  Issuance of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provision of the Code.  Accordingly, the Plan is designed to be exempt from income taxes.  Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS SCOTSMAN INTERNATIONAL, INC. 2005 EMPLOYEE STOCK PURCHASE PLAN

By:	/s/ Robert C. Singer
Robert C. Singer
Executive Vice President and Chief Financial Officer
Williams Scotsman International, Inc.

Date: March 23, 2007

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm